

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2021

Jacob DiMartino
Chief Executive Officer
Raadr, Inc.
1 West Deer Valley Rd.
Suite 105
Phoenix, AZ 85027

> **Re: Raadr, Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 5, 2021**
> **File No. 024-11519**

Dear Mr. DiMartino:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A submitted May 5, 2021

Executive Compensation, page 27

1. Please revise to provide executive compensation disclosure required by Item 11 of Form 1-A for the year ended December 31, 2020.

Principal Stockholders, page 28

2. Please revise the beneficial ownership table to reflect the total voting power of Jacob DiMartino taking into account his shares of common stock and Series E Preferred Stock.

Exhibit Index, page 32

3. Please file your bylaws as an exhibit to this offering circular. Refer to Item 17 of Form 1-A.

Jacob DiMartino
Raadr, Inc.
May 12, 2021
Page 2

       Please contact Anna Abramson, Staff Attorney, at 202-551-4969 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Technology

cc: William R. Eilers, Esq.